CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Condensed Consolidated Balance Sheets

(millions of Canadian dollars)	March 31, 2017	December 31, 2016
Assets
Current assets
Cash and cash equivalents	2,245	1,319
Accounts receivable	896	1,036
Income taxes receivable	203	186
Inventories	1,581	1,558
Prepaid expenses	66	135
Restricted cash (note 4)	88	84
	5,079	4,318
Assets held for sale (note 6)	101	—
	5,180	4,318
Restricted cash (note 4)	78	72
Exploration and evaluation assets (note 5)	1,154	1,066
Property, plant and equipment, net (note 6)	24,221	24,593
Goodwill	674	679
Investment in joint ventures	1,184	1,128
Long-term income taxes receivable	232	232
Other assets	171	172
Total Assets	32,894	32,260
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	2,023	2,226
Short-term debt (note 7)	200	200
Long-term debt due within one year (note 7)	400	403
Contribution payable due within one year	124	146
Asset retirement obligations (note 8)	219	218
	2,966	3,193
Liabilities directly associated with assets held for sale (note 8)	50	—
	3,016	3,193
Long-term debt (note 7)	5,453	4,736
Other long-term liabilities (note 9)	1,137	1,020
Asset retirement obligations (note 8)	2,533	2,573
Deferred tax liabilities	3,110	3,111
Total Liabilities	15,249	14,633
Shareholders’ equity
Common shares (note 10)	7,296	7,296
Preferred shares (note 10)	874	874
Retained earnings	8,519	8,457
Accumulated other comprehensive income	945	989
Non-controlling interest	11	11
Total Shareholders’ Equity	17,645	17,627
Total Liabilities and Shareholders’ Equity	32,894	32,260
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. | Q1 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 1

Condensed Consolidated Statements of Income (Loss)

	Three months ended March 31,
(millions of Canadian dollars, except share data)	2017	2016
Gross revenues	4,579	2,680
Royalties	(104)	(54)
Marketing and other	36	(102)
Revenues, net of royalties	4,511	2,524
Expenses
Purchases of crude oil and products	2,831	1,486
Production, operating and transportation expenses (note 11)	669	681
Selling, general and administrative expenses (note 11)	134	117
Depletion, depreciation and amortization (note 6)	700	722
Exploration and evaluation expenses	21	17
Other – net	11	(63)
	4,366	2,960
Earnings (loss) from operating activities	145	(436)
Share of equity investment gain (loss)	25	(1)
Financial items (note 12)
Net foreign exchange gain (loss)	(2)	13
Finance income	6	5
Finance expenses	(93)	(107)
	(89)	(89)
Earnings (loss) before income taxes	81	(526)
Provisions for (recovery of) income taxes
Current	4	(61)
Deferred	6	(7)
	10	(68)
Net earnings (loss)	71	(458)
Earnings (loss) per share (note 10)
Basic	0.06	(0.47)
Diluted	0.06	(0.47)
Weighted average number of common shares outstanding (note 10)
Basic (millions)	1,005.5	1,003.1
Diluted (millions)	1,005.5	1,003.1
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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Condensed Consolidated Statements of Comprehensive Income (Loss)

	Three months ended March 31,
(millions of Canadian dollars)	2017	2016
Net earnings (loss)	71	(458)
Items that may be reclassified into earnings, net of tax:
Derivatives designated as cash flow hedges (note 14)	(1)	(1)
Equity investment – share of other comprehensive income	(1)	—
Exchange differences on translation of foreign operations	(69)	(548)
Hedge of net investment (note 14)	27	239
Other comprehensive loss	(44)	(310)
Comprehensive income (loss)	27	(768)
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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Condensed Consolidated Statements of Changes in Shareholders’ Equity

	Attributable to Equity Holders
				AOCI (1)
(millions of Canadian dollars)	Common Shares	Preferred Shares	Retained Earnings	Foreign Currency Translation	Hedging	Non-Controlling Interest	Total Shareholders’ Equity
Balance as at December 31, 2015	7,000	874	7,589	1,103	20	—	16,586
Net loss	—	—	(458)	—	—	—	(458)
Other comprehensive income (loss)
Derivatives designated as cash flow hedges (net of tax of less than $1 million) (note 14)	—	—	—	—	(1)	—	(1)
Exchange differences on translation of foreign operations (net of tax of $84 million)	—	—	—	(548)	—	—	(548)
Hedge of net investment (net of tax of $38 million) (note 14)	—	—	—	239	—	—	239
Total comprehensive loss	—	—	(458)	(309)	(1)	—	(768)
Transactions with owners recognized directly in equity:
Stock dividends paid	296	—	—	—	—	—	296
Dividends declared on preferred shares (note 10)	—	—	(10)	—	—	—	(10)
Balance as at March 31, 2016	7,296	874	7,121	794	19	—	16,104

Balance as at December 31, 2016	7,296	874	8,457	969	20	11	17,627
Net earnings	—	—	71	—	—	—	71
Other comprehensive income (loss)
Derivatives designated as cash flow hedges (net of tax of less than $1 million ) (note 14)	—	—	—	—	(1)	—	(1)
Equity investment - share of other comprehensive income	—	—	—	—	(1)	—	(1)
Exchange differences on translation of foreign operations (net of tax of $10 million)	—	—	—	(69)	—	—	(69)
Hedge of net investment (net of tax of $4 million) (note 14)	—	—	—	27	—	—	27
Total comprehensive income (loss)	—	—	71	(42)	(2)	—	27
Transactions with owners recognized directly in equity:
Dividends declared on preferred shares (note 10)	—	—	(9)	—	—	—	(9)
Balance as at March 31, 2017	7,296	874	8,519	927	18	11	17,645

(1)	Accumulated other comprehensive income
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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Condensed Consolidated Statements of Cash Flows

	Three months ended March 31,
(millions of Canadian dollars)	2017	2016
Operating activities
Net earnings (loss)	71	(458)
Items not affecting cash:
Accretion (note 12)	28	34
Depletion, depreciation and amortization (note 6)	700	722
Exploration and evaluation expenses (note 5)	1	—
Deferred income taxes	6	(7)
Foreign exchange loss (gain)	(17)	1
Stock-based compensation (note 10, 11)	1	17
Unrealized mark to market loss (gain) (note 14)	(50)	123
Share of equity investment loss (gain)	(25)	1
Other	(6)	1
Settlement of asset retirement obligations (note 8)	(48)	(22)
Income taxes received (paid)	(21)	35
Interest received	2	3
Change in non-cash working capital (note 13)	(21)	(328)
Cash flow – operating activities	621	122
Financing activities
Long-term debt issuance (note 7)	750	3,249
Long-term debt repayment (note 7)	—	(2,900)
Short-term debt issuance (note 7)	—	148
Debt issue costs (note 7)	(6)	—
Dividends on preferred shares (note 10)	(17)	(10)
Interest paid	(67)	(77)
Other	13	14
Change in non-cash working capital (note 13)	68	70
Cash flow – financing activities	741	494
Investing activities
Capital expenditures	(384)	(410)
Contribution payable payment	(21)	(35)
Other	(31)	10
Change in non-cash working capital (note 13)	8	(256)
Cash flow – investing activities	(428)	(691)
Increase (decrease) in cash and cash equivalents	934	(75)
Effect of exchange rates on cash and cash equivalents	(8)	5
Cash and cash equivalents at beginning of period	1,319	70
Cash and cash equivalents at end of period	2,245	—
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Note 1Description of Business and Segmented Disclosures
Management has identified segments for the business of Husky Energy Inc. (“Husky” or “the Company”) based on differences in products, services and management responsibility. The Company’s business is conducted predominantly through two major business segments – Upstream and Downstream.
Upstream includes exploration for, and development and production of, crude oil, bitumen, natural gas and NGLs (“NGLs“) (Exploration and Production) and marketing of the Company’s and other producers’ crude oil, natural gas, NGLs, sulphur and petroleum coke, pipeline transportation, the blending of crude oil and natural gas, and storage of crude oil, diluent and natural gas (Infrastructure and Marketing). Infrastructure and Marketing markets and distributes products to customers on behalf of Exploration and Production and is grouped in the Upstream business segment based on the nature of its interconnected operations. The Company’s Upstream operations are located primarily in Western Canada, offshore east coast of Canada (Atlantic) and offshore China and offshore Indonesia (Asia Pacific).
Downstream includes upgrading of heavy crude oil feedstock into synthetic crude oil in Canada (Upgrading), refining in Canada of crude oil, marketing of refined petroleum products including gasoline, diesel, ethanol blended fuels, asphalt and ancillary products, and production of ethanol (Canadian Refined Products) and refining in the U.S. of primarily crude oil to produce and market gasoline, jet fuel and diesel fuels that meet U.S. clean fuels standards (U.S. Refining and Marketing). Upgrading, Canadian Refined Products and U.S. Refining and Marketing all process and refine natural resources into marketable products and are grouped together as the Downstream business segment due to the similar nature of their products and services.

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Segmented Financial Information

	Upstream							Downstream									Corporate and Eliminations(2)			Total
($ millions)	Exploration and Production(1)		Infrastructure and Marketing		Total			Upgrading		Canadian Refined Products		U.S. Refining and Marketing		Total
Three months ended March 31,	2017	2016	2017	2016	2017	2016		2017	2016	2017	2016	2017	2016	2017	2016		2017	2016		2017	2016
Gross revenues	1,251	836	333	215	1,584	1,051		384	281	568	435	2,440	1,126	3,392	1,842		(397)	(213)		4,579	2,680
Royalties	(104)	(54)	—	—	(104)	(54)		—	—	—	—	—	—	—	—		—	—		(104)	(54)
Marketing and other	—	—	36	(102)	36	(102)		—	—	—	—	—	—	—	—		—	—		36	(102)
Revenues, net of royalties	1,147	782	369	113	1,516	895		384	281	568	435	2,440	1,126	3,392	1,842		(397)	(213)		4,511	2,524
Expenses
Purchases of crude oil and products	—	12	295	171	295	183		248	137	445	339	2,240	1,040	2,933	1,516		(397)	(213)		2,831	1,486
Production, operating and transportation expenses	417	451	3	8	420	459		49	36	60	49	140	137	249	222		—	—		669	681
Selling, general and administrative expenses	57	42	1	1	58	43		2	1	11	7	4	3	17	11		59	63		134	117
Depletion, depreciation and amortization(3)	547	562	—	6	547	568		19	28	29	24	89	81	137	133		16	21		700	722
Exploration and evaluation expenses	21	17	—	—	21	17		—	—	—	—	—	—	—	—		—	—		21	17
Other – net	16	—	(2)	(3)	14	(3)		—	—	—	(1)	(3)	(125)	(3)	(126)		—	66		11	(63)
	1,058	1,084	297	183	1,355	1,267		318	202	545	418	2,470	1,136	3,333	1,756		(322)	(63)		4,366	2,960
Earnings (loss) from operating activities	89	(302)	72	(70)	161	(372)		66	79	23	17	(30)	(10)	59	86		(75)	(150)		145	(436)
Share of equity investment gain (loss)	1	(1)	24	—	25	(1)		—	—	—	—	—	—	—	—		—	—		25	(1)
Financial items
Net foreign exchange gain (loss)	—	—	—	—	—	—		—	—	—	—	—	—	—	—		(2)	13		(2)	13
Finance income	1	—	—	—	1	—		—	—	—	—	—	—	—	—		5	5		6	5
Finance expenses	(32)	(40)	—	—	(32)	(40)		—	—	(3)	(2)	(3)	(1)	(6)	(3)		(55)	(64)		(93)	(107)
	(31)	(40)	—	—	(31)	(40)	—	—	—	(3)	(2)	(3)	(1)	(6)	(3)	—	(52)	(46)	—	(89)	(89)
Earnings (loss) before income taxes	59	(343)	96	(70)	155	(413)		66	79	20	15	(33)	(11)	53	83		(127)	(196)		81	(526)
Provisions for (recovery of) income taxes
Current	(13)	(109)	—	—	(13)	(109)		23	—	10	—	—	—	33	—		(16)	48		4	(61)
Deferred	29	16	26	(19)	55	(3)		(5)	21	(5)	4	(12)	(4)	(22)	21		(27)	(25)		6	(7)
	16	(93)	26	(19)	42	(112)		18	21	5	4	(12)	(4)	11	21		(43)	23		10	(68)
Net earnings (loss)	43	(250)	70	(51)	113	(301)		48	58	15	11	(21)	(7)	42	62		(84)	(219)		71	(458)
Intersegment revenues	314	143	—	—	314	143		53	34	30	36	—	—	83	70		—	—		397	213
Expenditures on exploration and evaluation assets(4)	83	16	—	—	83	16		—	—	—	—	—	—	—	—		—	—		83	16
Expenditures on property, plant and equipment(4)	206	159	—	32	206	191		21	6	11	8	51	182	83	196		12	7		301	394
Investment in joint ventures(4)	9	46	70	—	79	46		—	—	—	—	—	—	—	—		—	—		79	46
As at March 31, 2017 and December 31, 2016
Total exploration and evaluation assets, property, plant and equipment, net	17,537	17,872	30	41	17,567	17,913		1,006	1,004	1,221	1,156	5,340	5,341	7,567	7,501		241	245		25,375	25,659
Total assets	18,802	19,098	1,422	1,582	20,224	20,680		1,129	1,076	1,503	1,410	7,035	7,017	9,667	9,503		3,003	2,077		32,894	32,260

(1)	Includes allocated depletion, depreciation and amortization related to assets in Infrastructure and Marketing as these assets provide a service to Exploration and Production.

(2)	Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices. Segment results include transactions between business segments.

(3)	Depletion, depreciation and amortization allocated to Infrastructure and Marketing was less than $1 million in the 2017 period.

(4)	Excludes capitalized costs related to asset retirement obligations and capitalized interest incurred during the period. Includes assets acquired through acquisitions.

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Note 2    Basis of Presentation
The condensed interim consolidated financial statements have been prepared by management and reported in Canadian dollars in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). These condensed interim consolidated financial statements do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the consolidated financial statements and the notes thereto in the Company’s 2016 Annual Report.
The condensed interim consolidated financial statements have been prepared, for all periods presented, following the same accounting policies and methods of computation as described in Note 3 to the consolidated financial statements for the fiscal year ended December 31, 2016, except for the newly issued standards and amendments as discussed below.
Certain prior period amounts have been reclassified to conform with the current presentation.
These condensed interim consolidated financial statements were approved by the Chair of the Audit Committee and Chief Executive Officer on May 4, 2017.
Note 3    Significant Accounting Policies
Recent Accounting Standards
The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Leases
In January 2016, the IASB issued IFRS 16 Leases, which replaces the current IFRS guidance on leases. Under the current guidance, lessees are required to determine if the lease is a finance or operating lease, based on specified criteria. Finance leases are recognized on the balance sheet, while operating leases are recognized in the Consolidated Statements of Income (Loss) when the expense is incurred. Under IFRS 16, lessees must recognize a lease liability and a right-of-use asset for virtually all lease contracts. The recognition of the present value of minimum lease payments for certain contracts currently classified as operating leases will result in increases to assets, liabilities, depletion, depreciation and amortization, and finance expense, and a decrease to production, operating and transportation expense upon implementation. An optional exemption to not recognize certain short-term leases and leases of low value can be applied by lessees. For lessors, the accounting remains essentially unchanged. The standard will be effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted, provided IFRS 15 Revenue from Contracts with Customers, has been applied, or is applied at the same date as IFRS 16. The Company is currently evaluating the dollar impact of adopting IFRS 16 on the Company’s consolidated financial statements.
Revenue from Contracts with Customers
In September 2015, the IASB published an amendment to IFRS 15, deferring the effective date of the standard by one year to annual periods beginning on or after January 1, 2018. IFRS 15 replaces existing revenue recognition guidance with a single comprehensive accounting model. The standard requires an entity to recognize revenue to reflect the transfer of goods and services for the amount it expects to receive, when control is transferred to the purchaser. Early adoption is permitted. The Company is currently in the scoping phase of implementation. Adopting IFRS 15 is not expected to have a material impact on the Company's consolidated financial statements.
Financial Instruments
In July 2014, the IASB issued IFRS 9, “Financial Instruments” to replace IAS 39, which provides a single model for classification and measurement based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial instruments. For financial liabilities, the change in fair value resulting from an entity’s own credit risk is recorded in other comprehensive income rather than net earnings, unless this creates an accounting mismatch. IFRS 9 includes a new, forward-looking ‘expected loss’ impairment model that will result in more timely recognition of expected credit losses. In addition, IFRS 9 provides a substantially-reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with required retrospective application and early adoption permitted. The Company intends to retrospectively adopt the standard on January 1, 2018. The adoption of IFRS 9 is not expected to have a material impact on the Company's consolidated financial statements.

HUSKY ENERGY INC. | Q1 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 8

Changes in Accounting Policy
Effective January 1, 2017, the Company adopted the following new accounting standards issued by the IASB:
Amendments to IAS 7 Statement of Cash Flows
In January 2016, the IASB issued amendments to IAS 7 to be applied prospectively for annual periods beginning on or after January 1, 2017 with early adoption permitted. The amendments require disclosure of information enabling users of financial statements to evaluate changes in liabilities arising from financing activities. The adoption of the IAS 7 amendments will require additional disclosure in the Company’s 2017 annual consolidated financial statements.
Note 4    Restricted Cash
In accordance with the provisions of the regulations of the People’s Republic of China, the Company is required to deposit funds into separate accounts restricted to the funding of future asset retirement obligations in Asia Pacific. As at March 31, 2017, the Company had deposited funds of $166 million (December 31, 2016 – $156 million) into the restricted cash account, of which $88 million (December 31, 2016 – $84 million) relates to the Wenchang field and has been classified as current and the remaining balance of $78 million (December 31, 2016 – $72 million) has been classified as non-current.
Note 5    Exploration and Evaluation Assets

Exploration and Evaluation Assets ($ millions)
December 31, 2016	1,066
Additions	92
Expensed exploration expenditures previously capitalized	(1)
Exchange adjustments	(3)
March 31, 2017	1,154

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Note 6    Property, Plant and Equipment

Property, Plant and Equipment ($ millions)	Oil and Gas Properties	Processing, Transportation and Storage	Upgrading	Refining	Retail and Other	Total
Cost
December 31, 2016	44,801	137	2,367	8,645	2,755	58,705
Additions(1)	214	—	21	250	14	499
Intersegment transfers	48	(61)	—	—	13	—
Changes in asset retirement obligations	11	—	—	—	—	11
Disposals and derecognition	(51)	—	—	(39)	—	(90)
Transfers to assets held for sale	(445)	—	—	—	—	(445)
Exchange adjustments	(12)	—	—	(70)	—	(82)
March 31, 2017	44,566	76	2,388	8,786	2,782	58,598
Accumulated depletion, depreciation and amortization
December 31, 2016	(27,986)	(96)	(1,363)	(2,975)	(1,692)	(34,112)
Depletion, depreciation and amortization	(547)	(1)	(19)	(103)	(30)	(700)
Intersegment transfers	(37)	50	—	—	(13)	—
Disposals and derecognition	41	—	—	15	—	56
Transfers to assets held for sale	344	—	—	—	—	344
Exchange adjustments	12	—	—	23	—	35
March 31, 2017	(28,173)	(47)	(1,382)	(3,040)	(1,735)	(34,377)
Net book value
December 31, 2016	16,815	41	1,004	5,670	1,063	24,593
March 31, 2017	16,393	29	1,006	5,746	1,047	24,221
(1)    Additions include assets under finance lease.
Assets Held for Sale
During the first quarter of 2017, the Company signed purchase and sale agreements with third parties for the sale of select assets in Western Canada representing approximately 2,200 boe/day for gross proceeds of approximately $73 million. As at March 31, 2017, the assets and related liabilities have been classified as assets held for sale and recorded at the lesser of fair value less costs to sell and their carrying amount, and depletion ceased. The assets and related liabilities are recorded in the Upstream Exploration and Production segment.

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Note 7    Debt and Credit Facilities

Short-term Debt
($ millions)	March 31, 2017	December 31, 2016
Commercial paper (1)	200	200

(1)
The commercial paper is supported by the Company's syndicated credit facilities and the Company is authorized to issue commercial paper up to a maximum of $1.0 billion having a term not to exceed 365 days. The weighted average interest rate as at March 31, 2017, was 0.93 percent per annum (December 31, 2016 – 0.93 percent).

Long-term Debt		Canadian $ Amount		U.S. $ Denominated
($ millions)	Maturity	March 31, 2017	December 31, 2016	March 31, 2017	December 31, 2016
Long-term debt
6.15% notes(1)	2019	400	403	300	300
7.25% notes(1)	2019	999	1,007	750	750
5.00% notes	2020	400	400	—	—
3.95% notes(1)	2022	666	671	500	500
4.00% notes(1)	2024	999	1,007	750	750
3.55% notes	2025	750	750	—	—
3.60% notes	2027	750	—	—	—
6.80% notes(1)	2037	515	519	387	387
Debt issue costs(2)		(28)	(23)	—	—
Unwound interest rate swaps		2	2	—	—
Long-term debt		5,453	4,736	2,687	2,687
Long-term debt due within one year
6.20% notes(1)	2017	400	403	300	300
Long-term debt due within one year		400	403	300	300

(1)
All of the Company’s U.S. dollar denominated debt is designated as a hedge of the Company’s selected net investments in its foreign operations with a U.S. dollar functional currency. Refer to Note 14 for foreign currency risk management.

(2)	Calculated using the effective interest rate method.
Credit Facilities
As at March 31, 2017, the covenant under the Company's syndicated credit facilities was a debt to capital covenant, calculated as total debt (long-term debt including long-term debt due within one year and short-term debt) and certain adjusting items specified in the agreement divided by total debt, shareholders' equity and certain adjusting items specified in the agreement. This covenant is used to assess the Company's financial strength. If the Company does not comply with the covenants under the syndicated credit facilities, there is the risk that repayment could be accelerated. The Company was in compliance with the syndicated credit facility covenants at March 31, 2017, and assesses the risk of non-compliance to be low. As at March 31, 2017, the Company had no direct borrowings under its $2.0 billion facility expiring March 9, 2020, and no direct borrowings under its $2.0 billion facility expiring June 19, 2018 (December 31, 2016 – nil).
Notes
On March 10, 2017, the Company issued $750 million of 3.60 percent notes due March 10, 2027. This was completed by way of a prospectus supplement dated March 7, 2017, to the Company's universal short form base shelf prospectus dated February 23, 2015 (the "2015 Canadian Shelf Prospectus"). The notes are redeemable at the option of the Company at any time, subject to a make whole premium unless the notes are redeemed in the three month period prior to maturity. Interest is payable semi-annually on March 10 and September 10 of each year, beginning September 10, 2017. The notes are unsecured and unsubordinated and rank equally with all of the Company’s other unsecured and unsubordinated indebtedness.
On March 30, 2017, the Company filed a universal short form base shelf prospectus (the "2017 Canadian Shelf Prospectus") with applicable securities regulators in each of the provinces of Canada that enables the Company to offer up to $3.0 billion of common shares, preferred shares, debt securities, subscription receipts, warrants and other units in Canada up to and including April 30, 2019. The 2017 Canadian Shelf Prospectus replaces the 2015 Canadian Shelf Prospectus, which expired on March 23, 2017.

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At March 31, 2017, the Company had unused capacity of $3.0 billion under the 2017 Canadian Shelf Prospectus and U.S. $3.0 billion under the universal short form base shelf prospectus dated December 22, 2015, and related U.S. registration statement.
The Company's notes, credit facilities and short-term lines of credit rank equally in right of payment.
Note 8    Asset Retirement Obligations
A reconciliation of the carrying amount of asset retirement obligations at March 31, 2017 is set out below:

Asset Retirement Obligations ($ millions)
December 31, 2016	2,791
Additions	11
Liabilities settled	(48)
Liabilities disposed	(3)
Transfers to liabilities directly associated with assets held for sale	(50)
Exchange adjustment	23
Accretion (note 12)	28
March 31, 2017	2,752
Expected to be incurred within one year	219
Expected to be incurred beyond one year	2,533
The Company has deposited $166 million (December 31, 2016 – $156 million) of cash into restricted accounts for funding of future asset retirement obligations in Asia Pacific. These amounts have been reflected in restricted cash in the condensed interim consolidated balance sheets.
Asset retirement obligations of $50 million million are directly associated with the sale of select assets in Western Canada classified as assets held for sale at March 31, 2017.
Note 9    Other Long-term Liabilities

Other Long-term Liabilities
($ millions)	March 31, 2017	December 31, 2016
Employee future benefits	218	208
Finance lease obligations(1)	420	288
Stock-based compensation	7	14
Deferred revenue	317	321
Leasehold incentives	103	104
Other	72	85
End of period	1,137	1,020

(1)	Includes assets under finance lease.

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Note 10    Share Capital
Common Shares

Common Shares	Number of Shares	Amount ($ millions)
December 31, 2016	1,005,451,854	7,296
March 31, 2017	1,005,451,854	7,296
The common share dividend was suspended by the Board of Directors in the fourth quarter of 2015. There were no common share dividends declared in the first three months of 2017 or payable as at March 31, 2017 (March 31, 2016 – nil).
Preferred Shares

Cumulative Redeemable Preferred Shares	Number of Shares	Amount ($ millions)
December 31, 2016	36,000,000	874
March 31, 2017	36,000,000	874

Cumulative Redeemable Preferred Shares Dividends ($ millions)	Three months ended March 31,
	2017		2016
	Declared	Paid	Declared	Paid
Series 1 Preferred Shares	2	3	3	3
Series 2 Preferred Shares(1)	—	—	—	—
Series 3 Preferred Shares	3	6	3	3
Series 5 Preferred Shares	2	5	2	2
Series 7 Preferred Shares	2	3	2	2
	9	17	10	10

(1)
Series 2 Preferred Shares dividends declared and paid in the first quarter of 2017 were less than $1 million. During the first quarter of 2016, certain holders of Series 1 Preferred Shares exercised their option to convert, on a one-for-one basis, to Series 2 Preferred Shares. As a result no Series 2 Preferred shares dividends were declared or paid for the three months ended March 31, 2016.

Dividends on preferred shares of $17 million were paid in the first quarter of 2017, of which $9 million were declared in 2017 and $8 million were declared in the fourth quarter of 2016.
At March 31, 2017 and 2016, there were no preferred shares dividends payable.
Performance Share Units
In February 2010, the Compensation Committee of the Board of Directors of the Company established the Performance Share Unit ("PSU") Plan for executive officers and certain employees of the Company. The term of each PSU is three years, and the PSU vests on the second and third anniversary dates of the grant date in percentages determined by the Compensation Committee based on the Company's total shareholder return relative to a peer group of companies and achieving a Return on Capital in Use ("ROCIU"), a non-GAAP measure, target set by the Company. ROCIU equals net earnings plus after tax interest expense divided by the two-year average capital employed, less any capital invested in assets that are not in use. Net earnings is adjusted for the difference between actual realized and budgeted commodity prices and foreign exchange rates and other actual and budgeted exceptional items. Upon vesting, PSU holders receive a cash payment equal to the number of vested PSUs multiplied by the weighted average trading price of the Company’s common shares for the five preceding trading days. As at March 31, 2017, the carrying amount of the liability relating to PSUs was $12 million (December 31, 2016 – $24 million). The total expense recognized in selling, general and administrative expenses in the consolidated statements of income (loss) for the PSUs for the three months ended March 31, 2017, was $2 million (three months ended March 31, 2016 – $13 million). The Company paid out $15 million (March 31, 2016 – $18 million) for PSUs which vested in the quarter. The weighted average contractual life of the PSUs at March 31, 2017, was two-and-a-half years (December 31, 2016 – one-and-a-half years).

HUSKY ENERGY INC. | Q1 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 13

The number of PSUs outstanding was as follows:

Performance Share Units	Number of Performance Share Units
December 31, 2016	4,863,690
Granted	5,487,440
Exercised	(931,346)
Forfeited	(711,112)
Outstanding, March 31, 2017	8,708,672
Graded vested, March 31, 2017	785,374
Stock-based Compensation
The following table summarizes the total expense recognized in selling, general and administrative expenses in the condensed interim consolidated statements of income (loss) for the Company's stock option plan and PSUs for the three months ended March 31, 2017 and 2016:

Stock-based Compensation ($ millions)	Three months ended March 31,
	2017	2016
Stock option plan	(1)	4
PSUs	2	13
Stock-based compensation	1	17

Earnings per Share

Earnings per Share ($ millions)	Three months ended March 31,
	2017	2016
Net earnings (loss)	71	(458)
Effect of dividends declared on preferred shares in the period	(9)	(10)
Net earnings (loss) - basic	62	(468)
Dilutive effect of accounting for stock options as equity-settled(1)	(3)	—
Net earnings (loss) - diluted	59	(468)

(millions)
Weighted average common shares outstanding - basic and diluted	1,005.5	1,003.1

Earnings (loss) per share – basic ($/share)	0.06	(0.47)
Earnings (loss) per share – diluted ($/share)	0.06	(0.47)

(1)
Stock-based compensation recovery was $1 million based on cash-settlement for the three months ended March 31, 2017 (three months ended March 31, 2016 – expense of $4 million). Stock-based compensation expense would have been $2 million based on equity-settlement for the three months ended March 31, 2017 (three months ended March 31, 2016 – expense of $3 million). For the three months ended March 31, 2017, equity settlement of stock options was used to calculate diluted earnings per share as it was considered more dilutive than cash settlement.

For the three months ended March 31, 2017, 24 million tandem options (three months ended March 31, 2016 – 27 million tandem options) were excluded from the calculation of diluted earnings per share as these options were anti-dilutive.

HUSKY ENERGY INC. | Q1 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 14

Note 11    Production, Operating and Transportation and Selling, General and Administrative Expenses
The following table summarizes production, operating and transportation expenses in the condensed interim consolidated statements of income (loss) for three months ended March 31, 2017 and 2016:

Production, Operating and Transportation Expenses	Three months ended March 31,
($ millions)	2017	2016
Services and support costs	217	241
Salaries and benefits	163	158
Materials, equipment rentals and leases	64	65
Energy and utility	131	110
Licensing fees	47	60
Transportation	6	9
Other	41	38
Total production, operating and transportation expenses	669	681
The following table summarizes selling, general and administrative expenses in the condensed interim consolidated statements of income (loss) for three months ended March 31, 2017 and 2016:

Selling, General and Administrative Expenses	Three months ended March 31,
($ millions)	2017	2016
Employee costs(1)	82	52
Stock-based compensation expense(2)	1	17
Contract services	21	21
Equipment rentals and leases	9	9
Maintenance and other	21	18
Total selling, general and administrative expenses	134	117

(1)
Employee costs are comprised of salary and benefits earned during the year, plus cash bonuses awarded during the year. Annual bonus awards to be settled in shares are included in stock-based compensation expense.

(2)	Stock-based compensation expense represents the cost to the Company for participation in share-based payment plans.

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Note 12    Financial Items

Financial Items ($ millions)	Three months ended March 31,
	2017	2016
Foreign exchange
Loss on non-cash working capital	(19)	(13)
Other foreign exchange gain	17	26
Net foreign exchange gains (losses)	(2)	13
Finance income	6	5
Finance expenses
Long-term debt	(82)	(89)
Contribution payable	(1)	(2)
Other	(1)	(6)
	(84)	(97)
Interest capitalized(1)	19	24
	(65)	(73)
Accretion of asset retirement obligations (note 8)	(28)	(34)
Finance expenses	(93)	(107)
Total Financial Items	(89)	(89)

(1)	Interest capitalized on project costs is calculated using the Company’s annualized effective interest rate of 5 percent (2016 – 5 percent).
Note 13    Cash Flows – Change in Non-cash Working Capital

Non-cash Working Capital ($ millions)	Three months ended March 31,
	2017	2016
Decrease (increase) in non-cash working capital
Accounts receivable	175	(193)
Inventories	(37)	1
Prepaid expenses	69	34
Accounts payable and accrued liabilities	(152)	(356)
Change in non-cash working capital	55	(514)
Relating to:
Operating activities	(21)	(328)
Financing activities	68	70
Investing activities	8	(256)

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Note 14    Financial Instruments and Risk Management
Financial Instruments
The Company's financial instruments include cash and cash equivalents, accounts receivable, restricted cash, accounts payable and accrued liabilities, short-term debt, long-term debt, contribution payable, derivatives, portions of other assets and other long-term liabilities.
The following table summarizes the Company's financial instruments that are carried at fair value in the condensed interim consolidated balance sheets:

Financial Instruments at Fair Value ($ millions)	As at March 31, 2017	As at December 31, 2016
Commodity contracts – fair value through profit or (loss) (“FVTPL”)
Natural gas(1)	3	5
Crude oil(2)	23	(30)
Foreign currency contracts – FVTPL
Foreign currency forwards	1	—
Other assets – FVTPL	1	1
Hedge of net investment(3)(4)	(800)	(827)
	(772)	(851)

(1)
Natural gas contracts includes a $2 million decrease as at March 31, 2017 (December 31, 2016 – $11 million increase) to the fair value of held-for-trading inventory, recognized in the condensed interim consolidated balance sheets, related to third party physical purchase and sale contracts for natural gas held in storage. Total fair value of the related natural gas storage inventory was $29 million at March 31, 2017 (December 31, 2016 – $45 million).

(2)
Crude oil contracts includes a $10 million increase at March 31, 2017 (December 31, 2016 – $17 million increase) to the fair value of held-for-trading inventory, recognized in the condensed interim consolidated balance sheets, related to third party crude oil physical purchase and sale contracts. Total fair value of the related crude oil inventory was $255 million at March 31, 2017 (December 31, 2016 – $354 million).

(3)	Hedging instruments are presented net of tax.

(4)
Represents the translation of the Company's U.S. dollar denominated long-term debt designated as a hedge of the Company's selected net investments in its foreign operations with a U.S. dollar functional currency.

The Company's other financial instruments that are not related to derivatives or hedging activities are included in cash and cash equivalents, accounts receivable, restricted cash, income tax receivable, accounts payable and accrued liabilities, short-term debt, long-term debt, contribution payable and portions of other assets and other long-term liabilities. These financial instruments are classified as loans and receivables or other financial liabilities and are carried at amortized cost. Excluding long-term debt, the carrying values of these financial instruments and cash and cash equivalents approximate their fair values.
The fair value of long-term debt represents the present value of future cash flows associated with the debt. Market information, such as treasury rates and credit spreads, are used to determine the appropriate discount rates. These fair value determinations are compared to quotes received from financial institutions to ensure reasonability. As at March 31, 2017, the carrying value of the Company's long-term debt was $5.9 billion and the estimated fair value was $6.3 billion (December 31, 2016 carrying value of $5.1 billion, estimated fair value – $5.5 billion).
The estimation of the fair value of commodity derivatives and held-for-trading inventories incorporates exit prices and adjustments for quality and location. The estimation of the fair value of interest rate and foreign currency derivatives incorporates forward market prices, which are compared to quotes received from financial institutions to ensure reasonability. The estimation of the fair value of the net investment hedge incorporates foreign exchange rates and market interest rates from financial institutions. All financial assets and liabilities are classified as Level 2 measurements.
Risk Management
The Company is exposed to risks related to the volatility of commodity prices, foreign exchange rates and interest rates. It is also exposed to financial risks related to liquidity and credit and contract risks. In certain instances, the Company uses derivative instruments to manage the Company's exposure to these risks. Derivative instruments are recorded at fair value in accounts receivable, inventory, other assets and accounts payable and accrued liabilities in the condensed interim consolidated balance sheets. The Company has crude oil and natural gas inventory held in storage related to commodity price risk management contracts that is recognized at fair value. The Company employs risk management strategies and policies designed to ensure that any exposures to risk are in compliance with the Company’s business objectives and risk tolerance levels.

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Responsibility for risk management is held by the Company’s Board of Directors and is implemented and monitored by senior management within the Company.
Earnings Impact of Market Risk Management Contracts
The realized and unrealized gains (losses) recognized on market risk management contract positions for the three months ended March 31, 2017 are set out below:

	Three months ended March 31, 2017
Earnings Impact ($ millions)	Marketing and Other	Net Foreign Exchange
Commodity price
Natural gas	(2)	—
Crude oil	52	—
	50	—
Foreign currency
Foreign currency forwards	—	(2)
	50	(2)
Foreign Currency Risk Management
At March 31, 2017, the Company had designated U.S. $3 billion denominated debt as a hedge of the Company’s selected net investments in its foreign operations with a U.S. dollar functional currency (December 31, 2016 – $3 billion). For the three months ended March 31, 2017, the Company incurred an unrealized gain of $27 million (three months ended March 31, 2016 – unrealized gain of $239 million), arising from the translation of the debt, net of tax of $4 million (three months ended March 31, 2016 – net of tax of $38 million), which was recorded in hedge of net investment within other comprehensive income (loss).
Interest Rate Risk Management
At March 31, 2017, the balance in long-term debt related to deferred gains resulting from unwound interest rate swaps that were previously designated as a fair value hedge was $2 million (December 31, 2016 – $2 million). The amortization of the accrued gain upon terminating the interest rate swaps resulted in an offset to finance expenses of less than $1 million for the three months ended March 31, 2017 (three months ended March 31, 2016 – less than $1 million).
At March 31, 2017, the balance in other reserves related to the accrued gain from unwound forward starting interest rate swaps designated as a cash flow hedge was $17 million (December 31, 2016 – $18 million), net of tax of $6 million (December 31, 2016 – net of tax of $6 million). The amortization of the accrued gain upon settling the interest rate swaps resulted in an offset to finance expense of less than $1 million for the three months ended March 31, 2017 (three months ended March 31, 2016 – $1 million).

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